MEDISCIENCE TECHNOLOGY CORP.


In parallel and while building on our prior accomplishments, the Company continues to address several critical unresolved issues, the most important of which is the lack of adequate funding to maintain business momentum and properly leverage our intellectual property assets; the resolution of this issue continues to be a principle focus and the highest priority of management. In the absence of the availability of such financing on a timely basis, the company may be forced to materially curtail or cease its operations. We are faced with a broad market dominated by pessimism and a desire for security in investment that we intend to overcome.

As previously reported, the Company had an outstanding financial obligation to the University for work conducted during the period August, 1997 through July, 1998. In 1999, an agreement was reached to extend the time for payment until June 30, 2000. We have meet this deadline, reducing the debt significantly and successful, negotiated an additional time extension. The Company and the City University have a long and productive history of cooperation and are committed to continuing and building upon the relationship that has been so beneficial to both parties. We have every confidence that all issues will be resolved without impacting either the structure of that relationship or our development critical path.

The Company continues to be eligible to receive additional benefits under the State of New Jersey Technology Business Tax Certificate Program through the sale of its New Jersey Net Operating Loss carryover. The Company applied for and received such benefits and intends to apply successfully for two more years. Our intention is use any proceeds derived to fully fund the payment of our obligation to the City University. The Company has already entered into an agreement on very favorable terms with a New Jersey corporate taxpayer to purchase the NOL subsequent to State approval. (This NJ tax benefit allows emerging technology and biotechnology businesses to sell their unused Net Operating Loss (NOL) carryover to any corporate taxpayer in the state for no less than 75% of benefits -- our sale contract was for 83.3%)

We intend that the year 2001 will mark a turning point for the Company as we focus on achieving the following key objectives: 1) complete financing activities and fully initiate business plan implementation; 2) complete development and testing of a second generation imaging system with fiberoptic capability to support clinical trials for product registration; 3) Insure the continuity of intellectual property ownership and basic research programs; and
4) continue to evaluate and prioritize new areas of opportunity for our technology.

We and our development partners firmly believe that the platform technology developed by Mediscience and the City University over the past ten years is paradigm shift, and has the potential to significantly impact both the quality and the cost of healthcare. The Company and the City University have developed and refined working prototypes that have been validated in both pre-clinical and clinical trials at leading medical institutions (e.g. Sloan Kettering Cancer Center, Cornell University New York Medical Center, etc.); we are now ready to begin the process of product commercialization. With your support, we will make every effort to ensure that the full potential of our technology is realized, and that our company plays a leadership role in its introduction to the healthcare market.

For your continued information we have developed and launched a Mediscience web site MEDISCIENCETECH.com


Peter Katevatis, Esq.
Chairman